UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55577

AFFINION GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

6 High Ridge Park

Stamford, CT 06905

(203) 956-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*On April 10, 2019, Affinion Group Holdings, Inc. (the “Company”) and its wholly owned subsidiary, Affinion Group, Inc. (“Affinion Group”), completed the previously announced private exchange offer and consent solicitation (the “Exchange Offer”) of Affinion Group’s Senior Cash 12.5% / PIK Step-Up to 15.5% Notes due 2022 for (1) shares of the Company’s new Class M Common Stock, par value $0.01 per share (the “Class M Common Stock”), which Class M Common Stock was converted immediately following the consummation of the Exchange Offer as a result of a merger (the “Merger”) with AGHI Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company, into shares of common stock, par value $0.000001 per share, of the Company (the “New Common Stock”), as the surviving entity and (2) if applicable, warrants in lieu of shares of Class M Common Stock or New Common Stock. As a result of the Merger, all outstanding shares of the Company’s common stock, par value $0.01 per share (which is the class of securities that had been previously registered pursuant to Section 12(g) under the Securities Exchange Act of 1934), were cancelled.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Affinion Group Holdings, Inc.

Date: April 15, 2019	By:	/s/ Gregory S. Miller
	Name:	Gregory S. Miller
	Title:	Executive Vice President, Chief Financial Officer and Chief Operating Officer